February 10, 2005


via U.S. mail and Facsimile

J. Peter Farquhar
President and Chief Executive Officer
Tarpon Industries, Inc.
2420 Wills Street
Marysville, Michigan 48040


Re:	Tarpon Industries, Inc.
	Form S-1/A filed February 3, 2005
	File No. 333-120117


Dear Mr. Farquhar:

      We have the following comments on the above filings. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Alternate forms of prospectus

1. We note your response to prior comment 1, however, the alternate pages for the selling shareholder prospectus do not appear in the filed version of the document. Note that all pages that will form a part of either prospectus must be included in the registration statement as filed.

In this regard, please also note that issuers typically include an explanatory note after the facing page of the registration statement and before the cover page of the prospectus that briefly explains that the registration statement contains two forms of prospectus: one for use by the company in an underwritten offering, and one for use by selling shareholders. The note would explain that the two prospectuses are identical in all respects except for alternate pages for the selling shareholder prospectus which are labeled "Alternate
Page for Selling Shareholder Prospectus". The alternate pages are typically included together after the prospectus and before Part II of the registration statement and are often paginated so as to designate them as alternate pages, for example "A-1", etc.

Please also ensure that each form prospectus clearly describes the offering for which it is being used and avoids confusion between the two offerings. For example, in the Summary subsection entitled "The
Offering", you should either explain that these two offering are being made concurrently, or use alternate pages that describe only the offering that is being made by use of that form of prospectus. Note as well that it is not necessary to include the pages containing the selling shareholder information in the prospectus for the underwritten offering.

Pro Forma Financial Statements, Haines Road and EWCO Acquisition
Adjustments

2. With regard to note A, please tell us how you arrived at the revised building and equipment depreciation amounts for the nine-months ended September 30, 2003. Specifically, explain why the amounts are not approximately 75 percent of the revised depreciation for the year ended December 31, 2003.

Item 16.  Exhibits and Financial Statement Schedules

3. Please file Schedule II.

Legality Opinion

4. We note that you have changed the number of shares offered for resale by the underwriters. Please revise the legality opinion to correctly reflect the number of shares registered for resale.

Acceleration

5. Please remember that the NASD`s confirmation that it has no objection to the underwriting compensation in this offering must be received by the staff before effectiveness.





Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct accounting comments to Tracey Houser at (202)
942-1989 or, in her absence, to John Hartz at (202) 942-1798.
Direct
questions on disclosure issues to Tamara Brightwell at (202) 824-
5221
or, in her absence, to the undersigned at (202) 942-1950.


Sincerely,



Pamela A. Long
Assistant Director



cc: 	Robert J. Krueger
	Honigman Miller Schwartz and Cohn LLP
	2290 First National Building
	660 Woodward Avenue
	Detroit, Michigan 48226-3506

	Stuart M. Sieger
	Ruskin Moscou Faltischek, P.C.
	East Tower, 15th Floor
	190 EAB Plaza
	Uniondale, New York 11556
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Tarpon Industries, Inc.
February 10, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE